CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary


03022135

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com


PROCESSING
MAY 2 7 2003
SECTION

May 1, 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the Third Quarter Report containing the Company's interim financial statements for the period ended February 28, 2003.

If you have any questions or comments, please contact the undersigned.

PROCESSED
JUN 1 1 2003
THOMSON
FINANCIAL

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994



FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds reports sales and assets for March

TORONTO (April 2, 2003) – CI Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net redemptions of $180 million in March 2003.

During the month, an institutional investor redeemed approximately $185 million from CI's money market funds. CI requested the redemption because of the excessive frequency with which these assets were being reallocated among CI's funds. Excluding this activity, CI had net sales of $5 million in March.

Total fee-earning assets at March 31, 2003, were $31.2 billion, which included mutual and segregated fund assets under management of $27.1 billion.

Also in March, Morningstar Canada announced that CI continued to lead the Canadian fund industry with 29 funds with the top five-star rating (for periods ending February 28, 2003).

In other matters, CI held cash and marketable securities with a market value of $50 million at March 31, 2003. For the purposes of its monthly reporting, CI records cash and marketable securities on a marked-to-market basis. For its quarterly financial statements, CI uses the lower of cost or market. For the period November 30, 2002, to February 28, 2003, market declines resulted in a reduction in value of CI's marketable securities of approximately $7.5 million, to $44.9 million. CI's holding of 5.6 million shares of Assante Corporation accounted for most of this decrease.

The results for CI's third quarter of fiscal 2003, which ended February 28, 2003, will be reported on April 9, 2003. The information will also be posted to CI's website, www.cifunds.com, under "Corporate Information."

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds.

-30-

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145



Pour diffusion immédiate

Fonds CI annonce ses ventes et ses actifs du mois de mars

TORONTO (2 avril 2003) – C.I. Fund Management Inc. a annoncé aujourd'hui que sa filiale en propriété exclusive, CI Mutual Funds Inc., avait enregistré des rachats nets de 180 millions de dollars en mars 2003.

Au cours du mois, un investisseur institutionnel a racheté environ 185 millions de dollars du Fonds de marché monétaire CI. CI a demandé ce rachat dû à la fréquence excessive à laquelle les actifs étaient remaniés parmi les fonds CI. Mis à part cette activité, CI a des ventes nettes de 5 millions de dollars en mars.

Le total des actifs rapportant des commissions s'élevait à 32 milliards de dollars au 31 mars 2003, y compris des actifs de fonds mutuels et de fonds distincts sous gestion de 27,7 milliards de dollars.

D'autre part, en mars, Morningstar Canada a annoncé que CI continuait à dominer l'industrie canadienne des fonds avec 29 fonds classés au maximum de 5 étoiles (pour l'exercice finissant le 28 février 2003).

Sur d'autres fronts, CI a détenu des liquidités et titres négociables qui ont une valeur marchande de 50 millions de dollars au 31 mars 2003. Aux fins de ses rapports mensuels, CI enregistre les liquidités et les titres négociables sur la base de marché à marché. Pour ses états financiers trimestriels, CI utilise le plus bas entre le coût et la valeur marchande. Pour la période entre le 30 novembre 2002 et le 28 février 2003, les fléchissements du marché ont résulté dans une diminution de la valeur des titres négociables CI d'environ 7,5 millions de dollars pour 44,9 millions de dollars. Le fait que CI détienne 5,6 millions de parts d'Assante Corporation compte pour la majeure partie de cette diminution.

Les résultats du troisième trimestre de l'exercice financier 2003 de CI terminé le 28 février 2003 seront annoncés le 9 avril 2003. Cette information sera affichée sur le site Web de CI, www.cifunds.com à la rubrique « InfoSociété ».

CI Fund Management Inc. (TSX : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100 % admissibles aux REER, des fonds distincts et des fonds de couverture.

-30-

Pour de plus amples renseignements, communiquez avec :
Stephen A. MacPhail
Vice-président à la direction,
Chef de l'exploitation et chef des finances
CI Fund Management Inc.
Tél.: 416 364-1145

82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI FUND MANAGEMENT INC. REPORTS THIRD QUARTER RESULTS

Toronto (April 9, 2003) - CI Fund Management Inc. today released unaudited financial results for the three and nine months ended February 28, 2003.

REVIEW OF THE THREE MONTH PERIOD ENDED FEBRUARY 28			
HIGHLIGHTS	2003 (millions except per share amounts)	2002 (millions except per share amounts)	% Change
Total Fee-Earning Assets	$32,025	$26,022	23%
Mutual/Segregated Fund Assets	$27,721	$20,700	34%
Average Mutual/Segregated Fund Assets	$28,765	$20,827	38%
Total Revenues	$150	$109	38%
EBITDA*	$87	$66	32%
EBITDA* Per Share	$0.37	$0.38	(3%)
Income Before Amortization of Goodwill	$22	$9	144%
Earnings Per Share Before Amortization of Goodwill	$0.09	$0.05	80%
Net Income (loss)	$22	($15)	N/A
Earnings (loss) Per Share	$0.09	($0.09)	N/A
Shares Outstanding, end of period	234	173	35%
Average Shares Outstanding	235	175	34%

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance.



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

REVIEW OF THE NINE MONTH PERIOD ENDED FEBRUARY 28			
HIGHLIGHTS	2003 (millions except per share amounts)	2002 (millions except per share amounts)	% Change
Total Fee-Earning Assets	$32,025	$26,022	23%
Mutual/Segregated Fund Assets	$27,721	$20,700	34%
Average Mutual/Segregated Fund Assets	$27,182	$20,812	31%
Total Revenues	$433	$334	30%
EBITDA*	$252	$200	26%
EBITDA* Per Share	$1.14	$1.13	1%
Income Before Amortization of Goodwill	$61	$27	126%
Earnings Per Share Before Amortization of Goodwill	$0.27	$0.15	80%
Net Income (loss)	$61	($47)	N/A
Earnings (loss) Per Share	$0.27	($0.26)	N/A
Shares Outstanding, end of period	234	173	35%
Average Shares Outstanding	222	177	25%

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance.



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

Market Review

The third quarter of fiscal 2003 started on a positive note that led many investors to believe the bear market that had begun over two and a half years ago had ended. However, uncertainty caused by the prospect of war in Iraq and its effect on the economy resulted in most major indexes declining over the quarter. During CI's third quarter, the S&P 500 Index fell 9.7%, the Dow Jones Industrial Average fell 10.8%, the Nasdaq fell 9.4% and the MSCI World Index fell 9.7%. Only the S&P/TSX Composite Index posted positive results with a quarterly return of 0.3%. During the quarter, the Canadian dollar had some of its strongest gains in years, rising 5.5% from $0.639 to $0.674 US. This further reduced the value of foreign investments for Canadian investors.

Overall, poor market returns and investor nervousness resulted in the continuation of weak mutual fund sales. As reported by the Investment Funds Institute of Canada (IFIC), the industry experienced net redemptions in December 2002 and January 2003, prolonging the trend that had persisted throughout fiscal 2003. And while February is typically one of the best months of the year for the industry, net sales in February 2003 were only slightly positive – representing an 88% decline from the previous year and marking the worst February since 1995. This result extinguished any expectations that the return of investors to equity investments was imminent.

Operating Review

CI's total fee-earning assets at February 28, 2003, were $32.0 billion, up 23% from $26.0 billion at February 28, 2002, and up 25% from $25.7 billion at May 31, 2002. The acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico") on July 25, 2002, which provided $11.7 billion in fee-earning assets, was primarily responsible for the increase. The effects of the acquisition were offset in part by the negative market returns and net redemptions of CI funds.

At February 28, 2003, CI's fee-earning assets of $32.0 billion were comprised of $27.7 billion in mutual and segregated funds ($20.7 billion at February 28, 2002), $3.3 billion in institutional assets ($4.3 billion at February 28, 2002), and $1.0 billion in other fee-earning assets ($1.1 billion at February 28, 2002). The decline in institutional assets was primarily a result of market declines and the effect of a stronger Canadian dollar on U.S. dollar-based institutional assets. The $27.7 billion in mutual and segregated funds included $1.0 billion in Class I funds (for which CI negotiates the management fees with clients) and $0.1 billion in Class F funds (which have a reduced management fee but pay no trailer fees to financial advisers). Class I and Class F funds had $442.2 million and $41.7 million in assets at February 28, 2002, respectively. CI's assets as reported to IFIC were $26.6 billion at February 28, 2003. This figure is $1.1 billion below CI's actual mutual and segregated fund assets because IFIC does not include segregated funds in its totals.


CI Funds

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

From CI's perspective, however, segregated funds generate revenues at levels similar to mutual funds.

Average mutual and segregated fund assets for the quarter were $28.8 billion, up 38% from the third quarter of fiscal 2002, but down 1% from the second quarter of fiscal 2003.

CI had net redemptions during the quarter of $67 million. This compares with $128 million of net sales for the quarter ended February 28, 2002, and $33 million in net sales in the second quarter of fiscal 2003. CI's net redemptions for the quarter include the redemption of $105 million from a single third party institution program in December offset by the conversion of $110 million in segregated fund assets to mutual fund assets. The conversion is a result of CI switching the segregated funds from investing in mutual funds at other companies to mutual funds at CI.

The uncertainty in equity markets continued to affect the willingness of investors to put additional money into equity mutual funds in general. Funds that continued to have positive net sales included the Harbour Funds under Gerry Coleman, certain funds within the Signature Funds group led by Eric Bushell, and the new CI Value Trust Fund managed by Bill Miller of Legg Mason Funds Management, Inc.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar fund rankings. As at February 28, 2003, CI had 29 funds with the top five-star rating, the most in the industry. At November 30, 2002, CI had the second-highest number of five-star-rated funds at 23. In total, CI had 59 funds with a five-star or four-star rating (based on three-year performance records) at the end of the third quarter.

Early in the third quarter, CI completed the integration of the Diversico business into its operations. The integration of Spectrum had been completed in the prior quarter. These activities were critical to CI achieving the operational synergies of the acquisition.

During the third quarter, CI continued to reduce the number of money manager relationships that had resulted from the acquisition of Spectrum and Diversico. As at February 28, 2003, CI had relationships with 19 money managers, down from 33 earlier in the year.

During the third quarter of fiscal 2003, CI continued to focus on realizing the benefits of its preferred relationship with more than 4,000 Clarica advisers and managers. The successful integration of all Diversico funds onto CI's administrative platform, including all client service activities and automation of processing, was a critical step in allowing CI to provide key products such as the Harbour Funds and Signature Funds to the Clarica advisers. In January and February 2003, CI recorded positive sales of these CI products through the Clarica advisers and managers, as well as positive net sales overall for the quarter through the Clarica channel.



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

Financial Review

Three months ended February 28, 2003

Total revenues for the quarter ended February 28, 2003, were $149.6 million, compared with $109.5 million in the prior year – an increase of 37%. The increase resulted primarily from the additional revenues produced by the mutual fund and segregated fund assets acquired with Spectrum and Diversico.

The most significant component of revenues for the quarter was management fees, which increased by 42% from $93.9 million in the third quarter of fiscal 2002 to $133.8 million in fiscal 2003.

Administrative fees and other income fell 18% from $5.6 million to $4.6 million, primarily due to decreased revenues from third-party processing ($0.6 million versus $1.4 million in fiscal 2002). Revenues from institutional assets at CI's U.S. subsidiaries increased slightly from $3.7 million to $3.9 million in fiscal 2003. By February 28, 2003, the majority of CI's third-party processing arrangements had been terminated and no significant income of this type is anticipated in the future.

Redemption fees for the quarter rose to $12.3 million from $9.8 million in fiscal 2002, due to a combination of redemption fees on the newly acquired Spectrum and Diversico assets and from higher overall redemption rates.

Performance fees were negligible during the quarter, reflecting poor equity market returns. CI realized a net loss of $1.1 million on marketable securities as a result of the disposition of shares of AGF Management Limited at the beginning of the quarter that had been held for investment purposes.

Selling, general and administrative expenses rose 44% from $20.6 million to $29.6 million. The majority of the increase was from expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $16.3 million to $24.1 million. The increase in the cost of fund operations reflected the additional cost of the Spectrum and Diversico operations, including ongoing operating expenses and integration expenses. Though CI had consolidated the operating activities of Spectrum and Diversico by December 31, 2002, the cost savings will be reflected in fiscal 2004 when all integration costs will have been amortized.

Net selling, general and administrative expenses rose from $4.3 million in the third quarter of fiscal 2002 to $5.5 million in fiscal 2003. The increase was the result of accruing for $1.2 million in expenses associated with a number of fund mergers to be completed in the near future. Though the fund mergers will not directly provide significant cost savings for CI, they will provide significant cost savings to the unitholders of CI's funds and further streamline CI's fund lineup. Net of the fund merger expenses, CI's net selling, general and administrative expenses were



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

unchanged on a year-over-year basis even though CI had fully absorbed the Spectrum and Diversico businesses.

Investment adviser fees rose 41% from $9.2 million in fiscal 2002 to $13.0 million in fiscal 2003. The increase was consistent with the change in mutual and segregated fund assets.

Trailer fees rose from $24.1 million in fiscal 2002 to $39.3 million in fiscal 2003, an increase of 63%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets of the Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees to limited partnerships declined from $2.4 million to $1.6 million due to the effects of market declines and the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $51.0 million to $46.0 million. The commissions from CI's record sales in fiscal 2000 and 2001 are becoming fully amortized under CI's policy of amortizing such expense over 36 months.

Interest expense increased from $0.6 million in fiscal 2002 to $1.4 million in fiscal 2003 because of higher levels of long-term debt.

Other expenses fell slightly from $2.8 million in fiscal 2002 to $2.7 million in fiscal 2003, reflecting reduced expenses associated with CI's third-party processing business ($0.3 million, down from $0.7 million in the prior year), higher expenses related to the management of institutional assets at CI's U.S. subsidiaries ($2.4 million versus $1.8 million in the prior year), and a capital tax refund of $0.4 million.

At February 28, 2003, CI had marketable securities valued at $44.9 million, with approximately 5.2 million shares of Assante Corporation representing the majority of this amount. Primarily as a result of marking the Assante investment to market, CI adjusted the value of its marketable securities down by $7.5 million.

As no options had been granted in fiscal 2003 by February 28, 2003, there is no effect on the financial statements under the new accounting recommendations for stock-based compensation adopted by CI.

Income before taxes and amortization of goodwill was $31.5 million for the quarter ended February 28, 2003, an increase of 130% from $13.7 million the prior year.



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

Net income for the period was $21.7 million ($0.09 per share), compared with a net loss of $15.3 million (($0.09) per share) in the prior year. Of the $37.0 million increase in net income, $12.4 million resulted from the increase in the overall profitability of CI and $24.6 million was a result of the goodwill amortized during the quarter ended February 28, 2002. Under new accounting recommendations adopted by CI, goodwill is no longer amortized and, as such, there was no amortization of goodwill in the third quarter of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $87.0 million ($0.37 per share) for the quarter, an increase of 32% from $65.7 million ($0.38 per share) in fiscal 2002. EBITDA, free cash flow and operating margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results based on these performance measures.

Net income in fiscal 2003 was $29.4 million or $0.13 per share after adjustments for one-time expenses (the $1.1 million loss on sale of marketable securities, the $7.5 million adjustment to the value of its marketable securities and the $1.2 million in fund merger expenses). Similarly, EBITDA was $89.3 million or $0.38 per share when adjusted for these one-time expenses.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $40.6 million, up 44% from $28.1 million in the prior fiscal year and approximately 2.2 times the $18.7 million dividend ($0.08 per share) paid on March 14, 2003.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses as a percentage of average mutual fund assets) was 1.07% for the quarter, down from 1.10% in the prior year, but up from 1.04% in the first quarter of fiscal 2003 and 1.06% in the second quarter of fiscal 2003. The decrease from the prior year was attributable to trailer fees, which rose from 0.47% to 0.55%, reflecting the high percentage of front-end load assets in the Diversico funds. Offsetting this was an increase in management fee margins, which rose from 1.83% to 1.89%. Net SG&A was unchanged at 0.08%; however, net SG&A included fund merger expenses of approximately 0.02%.

Nine Months ended February 28, 2003

Average mutual and segregated fund assets for the nine months were $27.2 billion, up 31% from $20.8 billion for the nine months ended February 28, 2002. The increase was a result of the acquisition of Spectrum and Diversico and their $11.7 billion in mutual and segregated fund assets.



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

CI had net redemptions of $276 million for the nine months, compared with net sales of $425 million in the prior fiscal year. The effect of the market declines and ongoing investor uncertainty on industry sales of mutual funds and the resulting reduction in sales of CI's funds were the primary reasons for the decline in net sales.

Total revenues for the nine months ended February 28, 2003, were $432.5 million, up 29% from the prior year. The primary contributor to the increase was management fee revenue, which rose 33% from $286.4 million in fiscal 2002 to $380.1 million in fiscal 2003. The increase in management fees resulted from the $11.7 billion in assets acquired from Spectrum and Diversico, which have been included in CI's results commencing July 25, 2002.

Redemption fee revenue was $38.6 million for the nine months of fiscal 2003, up from $30.0 million in the prior fiscal year – a result of increased redemptions combined with additional assets from Spectrum and Diversico that had redemption fees.

Administrative fees and other income was $17.4 million for the nine months, up 6% from the prior fiscal year, primarily due to an increase in institutional revenues from CI's U.S.-based money management subsidiaries. The primary components of administrative fees and other income were institutional revenues of $12.2 million (up 11%) and third-party processing revenues of $4.6 million (up 10%). By February 28, 2003, the majority of CI's third-party processing arrangements had been terminated and no significant income of this type is anticipated going forward.

Selling, general and administrative expenses for the nine months were $83.8 million, up 40% from the prior year due to the acquisition of Spectrum and Diversico, which had higher fund operating expense structures than CI. Net selling, general and administrative expenses rose 23% from $12.7 million to $15.6 million, less than the 31% increase in average assets. CI was successful in eliminating many of the corporate expenses associated with the operations of Spectrum and Diversico. Of the increase, $2.5 million was a result of fund merger expenses incurred in the second and third quarters. The fund mergers reduce ongoing operating expenses of CI's funds, thereby benefiting unitholders, and streamline CI's product lineup through the elimination of duplicate funds resulting from the acquisition.

Investment adviser expenses were $37.9 million for the period, up 27% from the prior year. The additional expense was consistent with the increase in assets under management.

Trailer fees rose from $72.8 million to $111.1 million due to the Spectrum and Diversico assets having a greater percentage of front-end-load assets that pay higher trailer fees but do not pay up-front commissions.



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

Distribution fees to limited partnerships fell from $8.1 million to $5.4 million as a result of the redemption of assets that had commissions financed by limited partnerships and the reduced market value of the funds.

Amortization of deferred sales commissions was $143.7 million, down from $152.2 million in the prior year. The decline reflected lower levels of unamortized deferred sales commissions on CI assets, offset partly by additional unamortized deferred sales commissions on the Spectrum and Diversico assets.

Interest expense rose from $2.6 million to $4.0 million due to higher levels of long-term debt.

Other expenses rose from $8.0 million in fiscal 2002 to $8.9 million in fiscal 2003 primarily because of expenses associated with CI's U.S. institutional business ($7.0 million in fiscal 2003 versus $5.6 million in the prior year). Expenses associated with CI's third-party processing were $1.4 million, down from $1.7 million in the prior year because of the reduction in third-party processing business.

During the nine months, CI incurred a $3.7 million loss on marketable securities, which were primarily seed capital investments in new hedge and mutual funds launched by CI and losses incurred in the sale of shares of AGF Management Limited. The AGF shares had been held for investment purposes but were liquidated during the second and third quarter of fiscal 2003.

CI's operating margin (management fees less net selling, general and administrative expenses, investment adviser fees and trailer fees, as a percentage of average mutual fund assets) was 1.06% for the nine months ended February 28, 2003, compared with 1.10% in the prior year. The increase in trailer fees was the prime contributor to the change in margins.

Income before amortization of goodwill was $60.6 million or $0.27 per share for the nine months ended February 28, 2003, up 124% from $27.1 million or $0.15 per share in the prior year. The increase reflected the additional profitability arising from increased assets under management.

Net income for the nine months ended February 28, 2003 was $60.6 million ($0.27 per share), compared with a net loss of $46.6 million ($(0.26) per share) in fiscal 2002. The increase of $107.2 million reflects the $73.7 million of goodwill amortized in fiscal 2002 (nil in fiscal 2003) and $33.5 million in increased profitability.

EBITDA for the nine months was $251.8 million or $1.14 per share, up 26% from $199.8 million or $1.13 per share in the prior year.

Net income for the first nine months of fiscal 2003, adjusted for one-time expenses of $3.7 million in realized losses on marketable securities, the $7.5 million



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
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adjustment to marketable securities and the $2.5 million in fund merger expenses, was $71.3 million or $0.32 per share. On a similar basis, EBITDA for the period in fiscal 2003 was $258.0 million or $1.16 per share.

Free cash flow for the nine months was $125.6 million, compared with $97.0 million in the prior year.

Financial Position

Debt, net of cash and marketable securities, was $120.9 million, up from $40.4 million at February 28, 2002. The additional debt was used primarily to finance the repurchase of CI common shares.

In the first quarter of fiscal 2003, CI spent $82.2 million to repurchase 7.9 million shares at an average price of $10.41 per share. In the second quarter of fiscal 2003, CI spent $2.7 million to repurchase 0.3 million shares at an average price of $9.69 per share. In the third quarter of fiscal 2003, CI spent $14.4 million to repurchase 1.4 million shares at an average price of $10.02 per share.

During the second quarter, CI had repurchased the then maximum number of common shares under its normal course issuer bid for the period ending May 26, 2003. However, in December 2002, the Toronto Stock Exchange accepted CI's amendment to its normal course issuer bid, which allows CI to repurchase an additional 1.9 million shares by May 26, 2003. Of this additional amount, 1.4 million had been repurchased by February 28, 2003, and the remainder had been repurchased by March 31, 2003.

At February 28, 2003, CI had $44.9 million in marketable securities, of which the largest investment was $32.4 million of common shares of Assante Corporation. These shares are held for investment purposes. The value of all marketable securities generally fluctuates with overall market levels. The remaining investments are primarily hedge and mutual fund seed investments. As a result, at February 28, 2003, CI reduced the value of its marketable securities by $7.5 million to reflect market declines.

At February 28, 2003, 60% of CI's mutual fund assets had been financed on a deferred-sales-charge basis with terminal redemption fees of $720.8 million.

Outlook

The bear market appears to have continued in CI's fourth quarter of fiscal 2003, with the start of the war in Iraq and the uncertainty about how long the conflict will last. Market declines have continued to affect all asset managers and delay any rebound in investor confidence. Nevertheless, CI is making every effort to manage its business to reflect the current business environment and enhance its position as the premier fund management company under all business conditions. CI's operating margins are expected to remain around current levels and net income will reflect



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
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news release

these margins in conjunction with market performance. CI's efforts currently focus on taking advantage of its preferred distribution arrangement with Clarica advisers and to actively market CI's extensive lineup of highly rated funds. In addition, CI continues to look for opportunities to grow its business despite the uncertain markets and to take action to increase shareholder value, including exploring means to return cash to investors on a more tax-advantaged basis.

Free cash flow is expected to continue to significantly exceed CI's requirements for funding new sales in the foreseeable future, resulting in surplus funds being available to repurchase shares under CI's normal course issuer bid (expected to be renewed at the end of fiscal 2003), for dividends and to meet any cash requirements under CI's Stock Option Plan where an employee elects to receive cash (as discussed below). The Board of Directors declared a quarterly cash dividend of $0.08 per common share payable on June 13, 2003, to shareholders of record on June 1, 2003.

On April 9, 2003, the Board of Directors approved an amendment to CI's Employee Incentive Stock Option Plan that will allow optionees to elect to receive cash from the Company rather than purchasing optioned shares that would be sold into the open market. The amendment will apply to all future option grants and to the existing 11,764,922 options outstanding at April 9, 2003, representing 5.0% of total shares outstanding.

At April 9, 2003, the potential cash payment on all outstanding options was $37.8 million of which $36.0 million was in connection with vested options. Under accounting rules for options with a cash settlement election, the potential cash payment will be accrued as an expense over the vesting period of the option, adjusted for any actual payments made. As a result, based on current prices, CI will record an expense related to current options of $36.0 million in its fourth quarter of fiscal 2003 and future expenses or recoveries, depending on the price of CI shares and the vesting of outstanding options. The expense is deductible for tax purposes at the time of payment.

For notes to consolidated financial statements, see "Financial Information" on CI's website at www.cifunds.com.

For further information, contact:
Stephen A. MacPhail, Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
Telephone: (416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the three months ended February 28, (unaudited)

	2003 $	2002 $
REVENUE		
Management fees	133,818,906	93,892,376
Administration fees and other income	4,642,088	5,550,094
Redemption fees	12,267,682	9,825,568
Performance fees	52,660	16,588
Gain (loss) on sale of marketable securities	(1,132,545)	214,758
	149,648,791	109,499,384
EXPENSES		
Selling, general and administrative	29,604,179	20,634,034
Less: expenses recovered from funds	24,066,068	16,313,289
Net selling, general and administrative	5,538,111	4,320,745
Investment adviser fees	13,000,984	9,199,418
Trailer fees	39,331,867	24,105,784
Distribution fees to limited partnerships	1,569,621	2,449,491
Amortization of deferred sales commissions	46,048,900	50,956,681
Interest on long-term debt	1,364,344	647,916
Adjustment to marketable securities	7,500,000	—
Other	2,693,209	2,808,685
	117,047,036	94,488,720
Minority interest	1,090,913	1,320,288
Income before income taxes and amortization of goodwill	31,510,842	13,690,376
Provision for income taxes		
Current	22,220,697	10,975,184
Future	(12,398,443)	(6,534,394)
	9,822,254	4,440,790
Income before amortization of goodwill	21,688,588	9,249,586
Amortization of goodwill	—	24,567,611
Net income (loss) for the period	21,688,588	(15,318,025)
Deficit, beginning of period	(295,225,443)	(135,300,132)
Cost of shares repurchased in excess of stated value	(8,714,701)	(32,872,561)
Dividends declared	(18,738,401)	(1,757,784)
Deficit, end of period	(300,989,957)	(185,248,502)
Earnings per share before amortization of goodwill	0.09	0.05
Diluted earnings per share before amortization of goodwill	0.09	0.05
Earnings (loss) per share	0.09	(0.09)
Diluted earnings (loss) per share	0.09	(0.09)



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the nine months ended February 28, (unaudited)

	2003 $	2002 $
Management fees	**380,147,794**	286,429,393
Administration fees and other income	**17,398,941**	16,459,475
Redemption fees	**38,577,542**	29,971,749
Performance fees	**104,750**	1,114,232
Gain (loss) on sale of marketable securities	**(3,722,363)**	331,447
	432,506,664	334,306,296
EXPENSES		
Selling, general and administrative	**83,809,290**	60,046,536
Less: expenses recovered from funds	**68,244,650**	47,317,661
Net selling, general and administrative	**15,564,640**	12,728,875
Investment adviser fees	**37,906,433**	29,916,603
Trailer fees	**111,142,127**	72,824,933
Distribution fees to limited partnerships	**5,352,514**	8,106,931
Amortization of deferred sales commissions	**143,666,549**	152,151,278
Interest on long-term debt	**4,049,419**	2,579,100
Adjustment to marketable securities	**7,500,000**	—
Other	**8,902,815**	8,389,143
	334,084,497	286,696,863
Minority interest	**3,426,738**	4,045,113
Income before income taxes and amortization of goodwill	**94,995,429**	43,564,320
Provision for income taxes		
Current	**71,151,722**	28,465,311
Future	**(36,795,647)**	(11,961,039)
	34,356,075	16,504,272
Income before amortization of goodwill	**60,639,354**	27,060,048
Amortization of goodwill	—	73,702,833
Net income (loss) for the period	**60,639,354**	(46,642,785)
Deficit, beginning of period	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value	**(78,969,270)**	(87,532,928)
Dividends declared	**(45,970,448)**	(5,372,979)
Deficit, end of period	**(300,989,957)**	(185,248,502)
Earnings per share before amortization of goodwill	**0.27**	0.15
Diluted earnings per share before amortization of goodwill	**0.27**	0.15
Earnings (loss) per share	**0.27**	(0.26)
Diluted earnings (loss) per share	**0.27**	(0.26)



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended February 28 (unaudited)

	2003 $	2002 $
OPERATING ACTIVITIES		
Net income (loss)	**21,688,588**	(15,318,025)
Add (deduct) items not involving cash		
Depreciation and amortization	**531,718**	24,989,600
Future income taxes	**(12,398,443)**	(6,534,394)
Amortization of deferred sales commissions	**46,048,900**	50,956,681
(Gain) loss on sale of marketable securities	**1,132,545**	(214,758)
Adjustment to marketable securities	**7,500,000**	—
Minority interest	**1,090,913**	1,320,288
	65,594,221	55,199,392
Net change in non-cash working capital balances related to operations	**(18,044,300)**	18,165,527
Cash provided by operating activities	**47,549,921**	73,364,919
INVESTING ACTIVITIES		
Additions to capital assets	**(78,334)**	(108,036)
Purchase of marketable securities	**(1,008,960)**	(29,387,056)
Proceeds on sale of marketable securities	**9,639,989**	9,764,031
Sales commissions	**(23,889,152)**	(25,775,159)
Cash used in investing activities	**(15,336,457)**	(45,506,220)
FINANCING ACTIVITIES		
Long-term debt	**(7,500,000)**	10,000,000
Repurchase of share capital	**(14,448,242)**	(38,340,513)
Issuance of share capital	**6,536,881**	1,678,067
Distributions to minority interest	**(2,114,815)**	(1,108,307)
Dividends paid to shareholders	**(18,738,401)**	(1,757,784)
Cash used in financing activities	**(36,264,577)**	(29,528,537)
Net decrease in cash during the period	**(4,051,113)**	(1,669,838)
Cash, beginning of period	**5,194,986**	4,424,999
Cash, end of period	**1,143,873**	2,755,161
Operating cash flow per share	**0.28**	0.31
Diluted operating cash flow per share	**0.27**	0.30



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended February 28, (unaudited)

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss)	**60,639,354**	(46,642,785)
Add (deduct) items not involving cash		
Depreciation and amortization	**1,568,813**	75,195,400
Future income taxes	**(36,795,647)**	(11,961,039)
Amortization of deferred sales commissions	**143,666,549**	152,151,278
(Gain) loss on sale of marketable securities	**3,722,363**	(331,447)
Adjustment to marketable securities	**7,500,000**	—
Minority interest	**3,426,738**	4,045,113
	183,728,170	172,456,520
Net change in non-cash working capital balances related to operations	**(70,738,295)**	21,296,920
Cash provided by operating activities	**112,989,875**	193,753,440
INVESTING ACTIVITIES		
Additions to capital assets	**(219,047)**	(612,465)
Purchase of marketable securities	**(53,693,958)**	(58,348,491)
Proceeds on sale of marketable securities	**40,403,824**	21,369,424
Sales commissions	**(54,722,458)**	(71,396,603)
Dispositions of other assets	**—**	1,146,423
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**9,743,775**	—
Cash used in investing activities	**(58,487,864)**	(107,841,712)
FINANCING ACTIVITIES		
Long-term debt	**84,500,000**	25,000,000
Repurchase of share capital	**(99,413,295)**	(102,749,614)
Issuance of share capital	**8,046,471**	4,351,539
Distributions to minority interest	**(3,629,079)**	(4,426,074)
Dividends paid to shareholders	**(45,970,448)**	(5,372,979)
Cash used in financing activities	**(56,466,351)**	(83,197,128)
Net increase (decrease) in cash during the period	**(1,964,340)**	2,714,600
Cash, beginning of period	**3,108,213**	40,561
Cash, end of period	**1,143,873**	2,755,161
Operating cash flow per share	**0.83**	0.97
Diluted operating cash flow per share	**0.81**	0.94



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

	As at February 28, 2003 (unaudited) $	As at May 31, 2002 $
ASSETS		
Current		
Cash	1,143,873	3,108,213
Marketable securities	44,924,474	42,437,124
Accounts receivable and prepaid expenses	48,822,425	16,959,402
Income taxes receivable	1,806,164	—
Total current assets	96,696,936	62,504,739
Capital assets	5,221,299	2,627,477
Deferred sales commissions, net of accumulated amortization of $336,272,466 (May 31, 2002 - $323,507,788)	170,311,535	221,892,159
Fund management contracts	432,581,803	—
Goodwill	254,716,153	—
Other assets	2,967,165	3,717,211
	962,494,891	290,741,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	41,523,570	32,486,690
Income taxes payable	—	36,520,643
Total current liabilities	41,523,570	69,007,333
Deferred lease inducements	3,337,915	1,656,425
Long-term debt	167,000,000	82,500,000
Future income taxes	115,963,355	77,643,569
Total liabilities	327,824,840	230,807,327
Minority interest	2,971,748	3,174,090
Shareholders' equity		
Share capital	932,688,260	293,449,762
Deficit	(300,989,957)	(236,689,593)
Total shareholders' equity	631,698,303	56,760,169
	962,494,891	290,741,586

82-4994


CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management Inc. announces changes to Employee Incentive Stock Option Plan

TORONTO (April 9, 2003) – The Board of Directors of CI Fund Management Inc. today approved an amendment to CI's Employee Incentive Stock Option Plan designed to virtually eliminate the dilution that occurs when employees exercise options.

Under the amendment to the plan, employees exercising options can elect to receive cash from the company rather than acquiring shares and selling them into the open market. The amendment applies to any new grants, as well as existing options.

The move is in response to shareholders who have said that while they agree with the need to align the interests of management and shareholders, they are concerned about the level of dilution created by stock options.

CI believes that allowing employees to receive cash is a straightforward method of dealing with the issue of dilution. Furthermore, by settling options on a cash basis, the expense is fully tax deductible.

As a result of the amendment announced today, CI will record a compensation expense of approximately $36 million in its fiscal fourth quarter, based on the total number of in-the-money options and the current stock price of $10.68. This expense includes all options CI has issued for the last six years that are outstanding. The expense will be deductible for tax purposes, reducing the cost by about 35% or approximately $13 million. In future periods, the level of expense will depend on the amount by which the price of CI shares differs from $10.68 and on the number of options outstanding.

CI's annual free cash flow, which is expected to be approximately $165 million in fiscal 2003, is significantly in excess of the amount required to settle these options.

Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer, said that CI has been prudent in its use of stock options, with outstanding options amounting to only 5.0% of outstanding shares, and that CI believes this amendment perfectly reconciles investors' concerns about dilution with the desire to tie management compensation to results. "What we are doing is no more than settling our options expense with cash, rather than stock, and doing it on a tax-deductible basis," Mr. MacPhail said.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with approximately $31 billion in fee-earning assets as of March 31, 2003. It has the industry's broadest selection of investment funds, including mutual

funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145

82-4994



FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces new allocations for CI Portfolio Series

TORONTO (April 22, 2003) – CI Mutual Funds Inc. ("CI") today announced that it is changing the allocation of underlying funds in the CI Portfolio Series funds, effective June 27, 2003.

The CI Portfolio Series is a group of asset allocation funds designed to provide an investor with an optimal portfolio – a diversified, style-neutral mix of funds producing the maximum return for a given level of risk. Each CI Portfolio Fund invests in a carefully selected mix of up to 14 other CI mutual funds that vary by asset class, geographical mandate and investment style.

The changes were made with the assistance of Mercer Investment Consulting, the leading provider of investment consulting services – such as investment strategy, including asset allocation, portfolio structure, investment policy, manager searches, and performance evaluation – to the fiduciaries of pension funds, foundations, endowments, and other institutional funds. Mercer Investment Consulting is part of the Mercer Consulting Group, a wholly owned subsidiary of Marsh & McLennan Companies, Inc.

These changes will make the CI Portfolio Funds more effective in meeting their objectives and do not change their overall investment objectives.

Here are the allocations for the CI Portfolio Series, effective June 27, 2003:

Canadian Portfolios

Underlying Fund	CI Canadian Income Portfolio	CI Canadian Conservative Portfolio	CI Canadian Balanced Portfolio	CI Canadian Growth Portfolio	Canadian Maximum Growth Portfolio
Fixed Income	**80%**	**60%**	**40%**	**20%**	**0%**
CI Canadian Bond Fund	30%	20%	15%	10%	0%
Signature High Income Fund	15%	15%	10%	0%	0%
Signature Corporate Bond Fund*	20%	15%	10%	5%	0%
CI Global Bond Fund	15%	10%	5%	5%	0%
Canadian	**10%**	**22%**	**35%**	**55%**	**65%**

Equities					
Harbour Fund	0%	3%	5%	10%	15%
Signature Select Canadian Fund	6%	10%	16%	19%	19%
CI Canadian Investment Fund	4%	9%	14%	16%	17%
Landmark Canadian Fund	0%	0%	0%	10%	14%
U.S. Equities	**5%**	**10%**	**15%**	**15%**	**20%**
BPI American Equity Fund	2%	3%	5%	5%	6%
CI American Managers™ Sector Fund	1%	2%	3%	3%	4%
CI American Value Sector Fund	2%	3%	5%	5%	6%
CI American Small Companies Fund	0%	2%	2%	2%	4%
International Equities	**5%**	**8%**	**10%**	**10%**	**15%**
BPI International Equity Fund	1%	2%	3%	3%	3%
CI International Fund	2%	3%	4%	4%	4%
CI International Value Fund	2%	3%	3%	3%	3%
CI TACTONICS RSP Fund	0%	0%	0%	0%	5%

Global Portfolios and their 100% RSP-eligible equivalents

Underlying Fund	CI Global Conservative Portfolio	CI Global Balanced Portfolio	CI Global Growth Portfolio	CI Global Maximum Growth Portfolio
Fixed Income	**50%**	**30%**	**20%**	**0%**
CI Canadian Bond Fund	20%	15%	10%	0%
Signature High Income Fund	10%	0%	0%	0%
Signature Corporate Bond Fund*	10%	10%	5%	0%
CI Global Bond Fund	10%	5%	5%	0%
Canadian Equities	**25%**	**30%**	**30%**	**30%**
Harbour Fund	4%	4%	4%	4%
Signature Select Canadian Fund	11%	14%	14%	14%
CI Canadian Investment Fund	10%	12%	12%	12%

U.S. Equities	15%	25%	30%	45%
BPI American Equity Fund	5%	8%	10%	16%
CI American Managers™ Sector Fund	3%	5%	4%	7%
CI American Value Sector Fund	5%	9%	12%	16%
CI American Small Companies Fund	2%	3%	4%	6%
International Equities	**10%**	**15%**	**20%**	**25%**
BPI International Equity Fund	3%	5%	7%	8%
CI International Fund	4%	5%	7%	9%
CI International Value Fund	3%	5%	6%	8%

* *The Clarica High Yield Bond Fund is being renamed effective April 22, 2003.*

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $31 billion in fee-earning assets as of March 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Scott Pehleman
Senior Vice-President
CI Mutual Funds Inc.
Tel.: 416-364-1145



Pour diffusion immédiate **Symbole TSX : CIX**

CI annonce une nouvelle répartition pour la Série Portefeuilles CI

TORONTO (22 avril 2003)–CI Mutual Funds Inc. (« CI ») annonce aujourd'hui qu'il change la répartition du Fonds sous-jacent au sein des Fonds de la Séries Portefeuilles CI, à compter du 27 juin 2003.

La Série Portefeuilles CI est un groupe de fonds de répartition d'actifs dont le but est de fournir à l'épargnant un portefeuille optimal, une composition diversifiée et un style neutre de fonds produisant un rendement maximum à un niveau de risque déterminé. Chaque Fonds Portefeuille CI investi dans une composition soigneusement choisie allant jusqu'à 14 autres fonds mutuels CI qui diffèrent par catégorie d'actifs, mandat géographique et style de placement.

Les changements étaient effectués avec l'assistance de Mercer Investment Consulting, le principal fournisseur de services de conseils en placements, comme la stratégie de placement comprenant la répartition d'actifs, la structure du portefeuille, la politique de placement, les recherches de gestionnaire et l'évaluation du rendement ainsi que la fiducie des fonds de retraite, les fondations, fonds de dotation et autres fonds institutionnels. Mercer Investment Consulting fait partie de Mercer Consulting Group, une filiale en propriété exclusive de Marsh & McLennan Companies, Inc.

Les changements rendront les fonds de Portefeuilles CI plus efficaces pour ce qui est de leurs objectifs et ne modifient pas leurs objectifs de placement généraux.

Voici les répartitions pour le Portefeuille Séries CI au 27 juin 2003.

Portefeuilles canadiens

Fonds sous-jacent :	**Portefeuille de revenu**	**canadien CI Portefeuille conservateur**	**canadien CI Portefeuille équilibré**	**canadien CI Portefeuille de croissance**	**canadien Portefeuille de croissance maximale**
Revenu fixe	**80 %**	**60 %**	**40 %**	**20 %**	**0 %**
Fonds d'obligations canadiennes CI	30 %	20 %	15 %	10 %	0 %
Fonds revenu élevé Signature	15 %	15 %	10 %	0 %	0 %
Fonds d'obligations d'entreprises Signature*	20 %	15 %	10 %	5 %	0 %
Fonds d'obligations mondiales CI	15 %	10 %	5 %	5 %	0 %

Actions canadiennes	**10 %**	**22 %**	**35 %**	**55 %**	**65 %**
Fonds Harbour	0 %	3 %	5 %	10 %	15 %
Fonds canadien sélect Signature	6 %	10 %	16 %	19 %	19 %
Fonds de placements canadiens CI	4 %	9 %	14 %	16 %	17 %
Fonds canadien Landmark	0 %	0 %	0 %	10 %	14 %
Les marchés des actions américains Actions	**5 %**	**10 %**	**15 %**	**15 %**	**20 %**
Fonds d'actions américaines BPI	2 %	3 %	5 %	5 %	6 %
Fonds secteur gestionnaires américains[MC] CI	1 %	2 %	3 %	3 %	4 %
Fonds secteur de valeur américaine CI	2 %	3 %	5 %	5 %	6 %
Fonds américain petites sociétés CI	0 %	2 %	2 %	2 %	4 %
Actions internationales	**5 %**	**8 %**	**10 %**	**10 %**	**15 %**
Fonds d'actions internationales BPI	1 %	2 %	3 %	3 %	3 %
Fonds international CI	2 %	3 %	4 %	4 %	4 %
Fonds de valeur internationale CI	2 %	3 %	3 %	3 %	3 %
Fonds RER TACTONICS CI	0 %	0 %	0 %	0 %	5 %

Portefeuilles mondiaux et leurs équivalents 100% admissibles aux RER

Fonds sous-jacent :	**Portefeuille mondial conservateur CI**	**Portefeuille mondial équilibré CI**	**Fonds mondial CI Portefeuille de croissance**	**Portefeuille mondial de croissance maximale CI**
Revenu fixe	**50 %**	**30 %**	**20 %**	**0 %**
Fonds d'obligations canadiennes CI	20 %	15 %	10 %	0 %
Fonds revenu élevé Signature	10 %	0 %	0 %	0 %
Fonds d'obligations d'entreprises Signature*	10 %	10 %	5 %	0 %
Fonds d'obligations mondiales CI	10 %	5 %	5 %	0 %

Actions canadiennes	**25 %**	**30 %**	**30 %**	**30 %**
Fonds Harbour	4 %	4 %	4 %	4 %
Fonds canadien sélect Signature	11 %	14 %	14 %	14 %
Fonds de placements canadiens CI	10 %	12 %	12 %	12 %
Les marchés des actions américains Actions	**15 %**	**25 %**	**30 %**	**45 %**
Fonds d'actions américaines BPI	5 %	8 %	10 %	16 %
Fonds secteur gestionnaires américains[MC] CI	3 %	5 %	4 %	7 %
Fonds secteur de valeur américaine CI	5 %	9 %	12 %	16 %
Fonds américain petites sociétés CI	2 %	3 %	4 %	6 %
Actions internationales	**10 %**	**15 %**	**20 %**	**25 %**
Fonds d'actions internationales BPI	3 %	5 %	7 %	8 %
Fonds international CI	4 %	5 %	7 %	9 %
Fonds de valeur internationale CI	3 %	5 %	6 %	8 %

** Fonds Obligation à rendement élevé de Clarica sera renommé à partir du 22 avril 2003.*

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX: CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 31 milliards d'actifs rapportant des commissions au 31 janvier 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec :

Scott Pehleman
Vice-Président Senior
CI Mutual Funds Inc.
Tél.: 416 364-1145

82-4994



FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces portfolio manager and name change for Clarica High Yield Bond Fund

TORONTO (April 23, 2003) – CI Mutual Funds Inc. ("CI") today announced that it is replacing AIM Funds Management Inc. as the portfolio adviser to Clarica High Yield Bond Fund, effective on or about June 1, 2003.

In addition, the fund is being renamed Signature Corporate Bond Fund, effective immediately.

The lead manager of the fund will be James Dutkiewicz, Vice-President and Portfolio Manager with CI's Signature Funds group. Mr. Dutkiewicz has 11 years of experience in analyzing and trading bonds. He joined CI in January 2003 from YMG Capital Management Inc., where he was a corporate bond analyst and part of a team that managed $7.5 billion in fixed-income investments. Prior to that, he worked on the bond desk at Merrill Lynch Canada. He holds the CFA designation and a BA in economics from Wilfrid Laurier University.

The fund's investment objective remains to achieve a yield advantage by using fundamental value analysis to evaluate investments. The fund invests mainly in Canadian fixed-income securities that are rated below investment grade or not rated.

However, CI is changing the investment strategies of the fund to allow the fund to invest in investment-grade securities when the portfolio adviser believes it would not be prudent under prevailing market conditions or available investment opportunities to invest mainly in lower-grade securities.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $31 billion in fee-earning assets as of March 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Scott Pehleman
Senior Vice-President
CI Mutual Funds Inc.
Tel.: 416-364-1145



Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce un changement de gestionnaires et de désignation du Fonds d'obligations à rendement élevé de Clarica

TORONTO (23 avril 2003) – CI Mutual Funds Inc. ("CI") annonce aujourd'hui qu'elle remplace le conseiller de portefeuille du Fonds Obligation à rendement élevé de Clarica par Gestion de placements AIM Inc., effectif le ou vers le 1er juin 2003.

De plus, effectif immédiatement, le Fonds est renommé Fonds d'obligations d'entreprises Signature.

Le gestionnaire principal du Fonds sera M. James Dutkiewicz, vice-président et gestionnaire de portefeuille pour le groupe de Fonds Signature de CI. M. Dutkiewicz a 11 ans d'expérience dans l'analyse et la négociation des obligations. Avant de se joindre à l'équipe de CI en Janvier 2003, il travaillait à YMG Gestion des capitaux Inc. comme analyste d'obligations d'entreprises et faisait partie d'une équipe qui gérait 7,5 milliards de dollars dans les placements à revenu fixe. Avant cela, il travaillait au comptoir des obligations à Merrill Lynch Canada. Il est titulaire d'un B.A. en économie de l'Université Wilfrid Laurier.

L'objectif de placement du Fonds est toujours d'obtenir un avantage de rendement en utilisant l'analyse fondamentale sur la valeur pour évaluer les placements. Le Fonds investira principalement dans des titres à revenu fixe canadiens de qualité inférieure ou qui ne sont pas côtés.

Cependant, CI change les stratégies de placement du Fonds pour permettre au Fonds d'investir dans des titres à cote supérieure lorsque le conseiller du portefeuille pense qu'il ne serait pas prudent d'investir principalement dans des titres à cote inférieure vu les conditions du marché en vigueur ou les opportunités d'investissement disponibles.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 31 milliards d'actifs rapportant des commissions au 31 mars 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, communiquez avec :
Scott Pehleman, CI Mutual Funds Inc., Tél.: 416 364-1145

CI Fund Management Inc. February 28, 2003 Q3 Report

FINANCIAL HIGHLIGHTS

February 28, *(thousands, except per share amounts)*	**2003 $**	2002 $	% change
Total fee-earning assets, end of period	**32,024,621**	26,021,980	23
Mutual/seg fund assets under management, end of period	**27,720,656**	20,699,546	34
Average mutual/seg fund assets under management (9 months)	**27,181,730**	20,812,291	31
Average mutual/seg fund assets under management (3 months)	**28,765,201**	20,827,191	38
Earnings (loss) per share (9 months)	**0.27**	(0.26)	n/a
Earnings (loss) per share (3 months)	**0.09**	(0.09)	n/a
Diluted earnings (loss) per share (9 months)	**0.27**	(0.26)	n/a
Diluted earnings (loss) per share (3 months)	**0.09**	(0.09)	n/a
EBITDA* per share (9 months)	**1.14**	1.13	1
EBITDA* per share (3 months)	**0.37**	0.38	(3)
Diluted EBITDA per share (9 months)	**1.11**	1.09	2
Diluted EBITDA per share (3 months)	**0.36**	0.36	—
Total revenues per share (9 months)	**1.95**	1.89	3
Total revenues per share (3 months)	**0.64**	0.63	2
Common shares outstanding, end of period	**234,486**	173,104	35
Total gross sales** of mutual/seg funds (9 months)	**3,219,675**	2,706,538	19
Total gross sales** of mutual/seg funds (3 months)	**1,246,561**	957,563	30
Total redemptions of mutual/seg funds (9 months)	**3,495,742**	2,281,560	53
Total redemptions of mutual/seg funds (3 months)	**1,313,832**	829,319	58
Total net sales** of mutual/seg funds (9 months)	**(276,067)**	424,978	(165)
Total net sales** of mutual/seg funds (3 months)	**(67,270)**	128,244	(152)
Redemption value of mutual/seg funds	**720,763**	652,651	10

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

**Includes $110 million of sales in the 3 month period and $407 million of sales in the 9 month period arising from the conversion of certain segregated funds to investing in CI mutual funds from other underlying funds.

Dear Shareholders:

Market Review

The third quarter of fiscal 2003 started on a positive note that led many investors to believe the bear market that had begun over two and a half years ago had ended. However, uncertainty caused by the prospect of war in Iraq and its effect on the economy resulted in most major indexes declining over the quarter. During CI's third quarter, the S&P 500 Index fell 9.7%, the Dow Jones Industrial Average fell 10.8%, the Nasdaq fell 9.4% and the MSCI World Index fell 9.7%. Only the S&P/TSX Composite Index posted positive results with a quarterly return of 0.3%. During the quarter, the Canadian dollar had some of its strongest gains in years, rising 5.5% from $0.639 to $0.674 US. This further reduced the value of foreign investments for Canadian investors.

Overall, poor market returns and investor nervousness resulted in the continuation of weak mutual fund sales. As reported by the Investment Funds Institute of Canada (IFIC), the industry experienced net redemptions in December 2002 and January 2003, prolonging the trend that had persisted throughout fiscal 2003. And while February is typically one of the best months of the year for the industry, net sales in February 2003 were only slightly positive – representing an 88% decline from the previous year and marking the worst February since 1995. This result extinguished any expectations that the return of investors to equity investments was imminent.

Operating Review

CI's total fee-earning assets at February 28, 2003, were $32.0 billion, up 23% from $26.0 billion at February 28, 2002, and up 25% from $25.7 billion at May 31, 2002. The acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico") on July 25, 2002, which provided $11.7 billion in fee-earning assets, was primarily responsible for the increase. The effects of the acquisition were offset in part by the negative market returns and net redemptions of CI funds.

At February 28, 2003, CI's fee-earning assets of $32.0 billion were comprised of $27.7 billion in mutual and segregated funds ($20.7 billion at February 28, 2002), $3.3 billion in institutional assets ($4.3 billion at February 28, 2002), and $1.0 billion in other fee-earning assets ($1.1 billion at February 28, 2002). The decline in institutional assets was primarily a result of market declines and the effect of a stronger Canadian dollar on U.S. dollar-based institutional assets. The $27.7 billion in mutual and segregated funds included $1.0 billion in Class I funds (for which CI negotiates the management fees with clients) and $0.1 billion in Class F funds (which have a reduced management fee but pay no trailer fees to financial advisers). Class I and Class F funds had $442.2 million and $41.7 million in assets at February 28, 2002, respectively. CI's assets as reported to IFIC were $26.6 billion at February 28, 2003. This figure is $1.1 billion below CI's actual mutual and segregated fund assets because IFIC does not include segregated funds in its totals. From CI's perspective, however, segregated funds generate revenues at levels similar to mutual funds.

Average mutual and segregated fund assets for the quarter were $28.8 billion, up 38% from the third quarter of fiscal 2002, but down 1% from the second quarter of fiscal 2003.

CI had net redemptions during the quarter of $67 million. This compares with $128 million of net sales for the quarter ended February 28, 2002, and $33 million in net sales in the second quarter of fiscal 2003. CI's net redemptions for the quarter include the redemption of $105 million from a single third party institution program in December offset by the conversion of $110 million in



William T. Holland, President and Chief Executive Officer

segregated fund assets to mutual fund assets. The conversion is a result of CI switching the segregated funds from investing in mutual funds at other companies to mutual funds at CI.

The uncertainty in equity markets continued to affect the willingness of investors to put additional money into equity mutual funds in general. Funds that continued to have positive net sales included the Harbour Funds under Gerry Coleman, certain funds within the Signature Funds group led by Eric Bushell, and the new CI Value Trust Fund managed by Bill Miller of Legg Mason Funds Management, Inc.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar fund rankings. As at February 28, 2003, CI had 29 funds with the top five-star rating, the most in the industry. At November 30, 2002, CI had the second-highest number of five-star-rated funds at 23. In total, CI had 59 funds with a five-star or four-star rating (based on three-year performance records) at the end of the third quarter.

Early in the third quarter, CI completed the integration of the Diversico business into its operations. The integration of Spectrum had been completed in the prior quarter. These activities were critical to CI achieving the operational synergies of the acquisition.

During the third quarter, CI continued to reduce the number of money manager relationships that had resulted from the acquisition of Spectrum and Diversico. As at February 28, 2003, CI had relationships with 19 money managers, down from 33 earlier in the year.

During the third quarter of fiscal 2003, CI continued to focus on realizing the benefits of its preferred relationship with more than 4,000 Clarica advisers and managers. The successful integration of all Diversico funds onto CI's administrative platform, including all client service activities and automation of processing, was a critical step in allowing CI to provide key products such as the Harbour Funds and Signature Funds to the Clarica advisers. In January and February 2003, CI recorded positive sales of these CI products through the Clarica advisers and managers, as well as positive net sales overall for the quarter through the Clarica channel.

Financial Review

Three months ended February 28, 2003

Total revenues for the quarter ended February 28, 2003, were $149.6 million, compared with $109.5 million in the prior year – an increase of 37%. The increase resulted primarily from the additional revenues produced by the mutual fund and segregated fund assets acquired with Spectrum and Diversico.

The most significant component of revenues for the quarter was management fees, which increased by 42% from $93.9 million in the third quarter of fiscal 2002 to $133.8 million in fiscal 2003.

Administrative fees and other income fell 18% from $5.6 million to $4.6 million, primarily due to decreased revenues from third-party processing ($0.6 million versus $1.4 million in fiscal 2002). Revenues from institutional assets at CI's U.S. subsidiaries increased slightly from $3.7 million to $3.9 million in fiscal 2003. By February 28, 2003, the majority of CI's third-party processing arrangements had been terminated and no significant income of this type is anticipated in the future.

Redemption fees for the quarter rose to $12.3 million from $9.8 million in fiscal 2002, due to a combination of redemption fees on the newly acquired Spectrum and Diversico assets and from higher overall redemption rates.

Performance fees were negligible during the quarter, reflecting poor equity market returns. CI realized a net loss of $1.1 million on marketable securities as a result of the disposition of shares of AGF Management Limited at the beginning of the quarter that had been held for investment purposes.

Selling, general and administrative expenses rose 44% from $20.6 million to $29.6 million. The majority of the increase was from expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $16.3 million to $24.1 million. The increase in the cost of fund operations reflected the additional cost of the Spectrum and Diversico operations, including ongoing operating expenses and integration expenses. Though CI had consolidated the operating activities of Spectrum and Diversico by December 31, 2002, the cost savings will be reflected in fiscal 2004 when all integration costs will have been amortized.

Net selling, general and administrative expenses rose from $4.3 million in the third quarter of fiscal 2002 to $5.5 million in fiscal 2003. The increase was the result of accruing for $1.2 million in expenses associated with a number of fund mergers to be completed in the near future. Though the fund mergers will not directly provide significant cost savings for CI, they will provide significant cost savings to the unitholders of CI's funds and further streamline CI's fund lineup. Net of the fund merger expenses, CI's net selling, general and administrative expenses were unchanged on a year-over-year basis even though CI had fully absorbed the Spectrum and Diversico businesses.

Investment adviser fees rose 41% from $9.2 million in fiscal 2002 to $13.0 million in fiscal 2003. The increase was consistent with the change in mutual and segregated fund assets.

Trailer fees rose from $24.1 million in fiscal 2002 to $39.3 million in fiscal 2003, an increase of 63%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets of the Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees to limited partnerships declined from $2.4 million to $1.6 million due to the effects of market declines and the

redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $51.0 million to $46.0 million. The commissions from CI's record sales in fiscal 2000 and 2001 are becoming fully amortized under CI's policy of amortizing such expense over 36 months.

Interest expense increased from $0.6 million in fiscal 2002 to $1.4 million in fiscal 2003 because of higher levels of long-term debt.

Other expenses fell slightly from $2.8 million in fiscal 2002 to $2.7 million in fiscal 2003, reflecting reduced expenses associated with CI's third-party processing business ($0.3 million, down from $0.7 million in the prior year), higher expenses related to the management of institutional assets at CI's U.S. subsidiaries ($2.4 million versus $1.8 million in the prior year), and a capital tax refund of $0.4 million.

At February 28, 2003, CI had marketable securities valued at $44.9 million, with approximately 5.2 million shares of Assante Corporation representing the majority of this amount. Primarily as a result of marking the Assante investment to market, CI adjusted the value of its marketable securities down by $7.5 million.

As no options had been granted in fiscal 2003 by February 28, 2003, there is no effect on the financial statements under the new accounting recommendations for stock-based compensation adopted by CI.

Income before taxes and amortization of goodwill was $31.5 million for the quarter ended February 28, 2003, an increase of 130% from $13.7 million the prior year.

Net income for the period was $21.7 million ($0.09 per share), compared with a net loss of $15.3 million (($0.09) per share) in the prior year. Of the $37.0 million increase in net income, $12.4 million resulted from the increase in the overall profitability of CI and $24.6 million was a result of the goodwill amortized during the quarter ended February 28, 2002. Under new accounting recommendations adopted by CI, goodwill is no longer amortized and, as such, there was no amortization of goodwill in the third quarter of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $87.0 million ($0.37 per share) for the quarter, an increase of 32% from $65.7 million ($0.38 per share) in fiscal 2002. EBITDA, free cash flow and operating margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results based on these performance measures.

Net income in fiscal 2003 was $29.4 million or $0.13 per share after adjustments for one-time expenses (the $1.1 million loss on sale of marketable securities, the $7.5 million adjustment to the value of its marketable securities and the $1.2 million in fund merger expenses). Similarly, EBITDA was $89.3 million or $0.38 per share when adjusted for these one-time expenses.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $40.6 million, up 44% from $28.1 million in the prior fiscal year and approximately 2.2 times the $18.7 million dividend ($0.08 per share) paid on March 14, 2003.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses as a percentage of average mutual fund assets) was 1.07% for the quarter, down from 1.10% in the prior year, but up from 1.04% in the first quarter of fiscal 2003 and 1.06% in the second quarter of fiscal 2003.

The decrease from the prior year was attributable to trailer fees, which rose from 0.47% to 0.55%, reflecting the high percentage of front-end load assets in the Diversico funds. Offsetting this was an increase in management fee margins, which rose from 1.83% to 1.89%. Net SG&A was unchanged at 0.08%; however, net SG&A included fund merger expenses of approximately 0.02%.

Nine Months ended February 28, 2003

Average mutual and segregated fund assets for the nine months were $27.2 billion, up 31% from $20.8 billion for the nine months ended February 28, 2002. The increase was a result of the acquisition of Spectrum and Diversico and their $11.7 billion in mutual and segregated fund assets.

CI had net redemptions of $276 million for the nine months, compared with net sales of $425 million in the prior fiscal year. The effect of the market declines and ongoing investor uncertainty on industry sales of mutual funds and the resulting reduction in sales of CI's funds were the primary reasons for the decline in net sales.

Total revenues for the nine months ended February 28, 2003, were $432.5 million, up 29% from the prior year. The primary contributor to the increase was management fee revenue, which rose 33% from $286.4 million in fiscal 2002 to $380.1 million in fiscal 2003. The increase in management fees resulted from the $11.7 billion in assets *acquired from Spectrum and Diversico, which have been included in* CI's results commencing July 25, 2002.

Redemption fee revenue was $38.6 million for the nine months of fiscal 2003, up from $30.0 million in the prior fiscal year – a result of increased redemptions combined with additional assets from Spectrum and Diversico that had redemption fees.

Administrative fees and other income was $17.4 million for the nine months, up 6% from the prior fiscal year, primarily due to an increase in institutional revenues from CI's U.S.-based money management subsidiaries. The primary components of administrative fees and other income were institutional revenues of $12.2 million (up 11%) and third-party processing revenues of $4.6 million (up 10%). By February 28, 2003, the majority of CI's third-party processing arrangements had been terminated and no significant income of this type is anticipated going forward.

Selling, general and administrative expenses for the nine months were $83.8 million, up 40% from the prior year due to the acquisition of Spectrum and Diversico, which had higher fund operating expense structures than CI. Net selling, general and administrative expenses rose 23% from $12.7 million to $15.6 million, less than the 31% increase in average assets. CI was successful in eliminating many of the corporate expenses associated with the operations of Spectrum and Diversico. Of the increase, $2.5 million was a result of fund merger expenses incurred in the second and third quarters. The fund mergers reduce ongoing operating expenses of CI's funds, thereby benefiting unitholders, and streamline CI's product lineup through the elimination of duplicate funds resulting from the acquisition.

Investment adviser expenses were $37.9 million for the period, up 27% from the prior year. The additional expense was consistent with the increase in assets under management.

Trailer fees rose from $72.8 million to $111.1 million due to the Spectrum and Diversico assets having a greater percentage of front-end-load assets that pay higher trailer fees but do not pay up-front commissions.

Distribution fees to limited partnerships fell from $8.1 million to $5.4 million as a result of the redemption of assets that had commissions financed by limited partnerships and the reduced market value of the funds.

Amortization of deferred sales commissions was $143.7 million, down from $152.2 million in the prior year. The decline reflected lower levels of unamortized deferred sales commissions on CI assets, offset partly by additional unamortized deferred sales commissions on the Spectrum and Diversico assets.

Interest expense rose from $2.6 million to $4.0 million due to higher levels of long-term debt.

Other expenses rose from $8.0 million in fiscal 2002 to $8.9 million in fiscal 2003 primarily because of expenses associated with CI's U.S. institutional business ($7.0 million in fiscal 2003 versus $5.6 million in the prior year). Expenses associated with CI's third-party processing were $1.4 million, down from $1.7 million in the prior year because of the reduction in third-party processing business.

During the nine months, CI incurred a $3.7 million loss on marketable securities, which were primarily seed capital investments in new hedge and mutual funds launched by CI and losses incurred in the sale of shares of AGF Management Limited. The AGF shares had been held for investment purposes but were liquidated during the second and third quarter of fiscal 2003.

CI's operating margin (management fees less net selling, general and administrative expenses, investment adviser fees and trailer fees, as a percentage of average mutual fund assets) was 1.06% for the nine months ended February 28, 2003, compared with 1.10% in the prior year. The increase in trailer fees was the prime contributor to the change in margins.

Income before amortization of goodwill was $60.6 million or $0.27 per share for the nine months ended February 28, 2003, up 124% from $27.1 million or $0.15 per share in the prior year. The increase reflected the additional profitability arising from increased assets under management.

Net income for the nine months ended February 28, 2003 was $60.6 million ($0.27 per share), compared with a net loss of $46.6 million ($(0.26) per share) in fiscal 2002. The increase of $107.2 million reflects the $73.7 million of goodwill amortized in fiscal 2002 (nil in fiscal 2003) and $33.5 million in increased profitability.

EBITDA for the nine months was $251.8 million or $1.14 per share, up 26% from $199.8 million or $1.13 per share in the prior year.

Net income for the first nine months of fiscal 2003, adjusted for one-time expenses of $3.7 million in realized losses on marketable securities, the $7.5 million adjustment to marketable securities and the $2.5 million in fund merger expenses, was $71.3 million or $0.32 per share. On a similar basis, EBITDA for the period in fiscal 2003 was $258.0 million or $1.16 per share.

Free cash flow for the nine months was $125.6 million, compared with $97.0 million in the prior year.

Financial Position

Debt, net of cash and marketable securities, was $120.9 million, up from $40.4 million at February 28, 2002. The additional debt was used primarily to finance the repurchase of CI common shares.

In the first quarter of fiscal 2003, CI spent $82.2 million to repurchase 7.9 million shares at an average price of $10.41 per share. In the second quarter of fiscal 2003, CI spent $2.7 million to repurchase 0.3 million shares at an average price of $9.69 per share. In the third quarter of fiscal 2003, CI spent $14.4 million to repurchase 1.4 million shares at an average price of $10.02 per share.

During the second quarter, CI had repurchased the then maximum number of common shares under its normal course issuer bid for the period ending May 26, 2003. However, in December 2002, the

Toronto Stock Exchange accepted CI's amendment to its normal course issuer bid, which allows CI to repurchase an additional 1.9 million shares by May 26, 2003. Of this additional amount, 1.4 million had been repurchased by February 28, 2003, and the remainder had been repurchased by March 31, 2003.

At February 28, 2003, CI had $44.9 million in marketable securities, of which the largest investment was $32.4 million of common shares of Assante Corporation. These shares are held for investment purposes. The value of all marketable securities generally fluctuates with overall market levels. The remaining investments are primarily hedge and mutual fund seed investments. As a result, at February 28, 2003, CI reduced the value of its marketable securities by $7.5 million to reflect market declines.

At February 28, 2003, 60% of CI's mutual fund assets had been financed on a deferred-sales-charge basis with terminal redemption fees of $720.8 million.

Outlook

The bear market appears to have continued in CI's fourth quarter of fiscal 2003, with the start of the war in Iraq and the uncertainty about how long the conflict will last. Market declines have continued to affect all asset managers and delay any rebound in investor confidence. Nevertheless, CI is making every effort to manage its business to reflect the current business environment and enhance its position as the premier fund management company under all business conditions. CI's operating margins are expected to remain around current levels and net income will reflect these margins in conjunction with market performance. CI's efforts currently focus on taking advantage of its preferred distribution arrangement with Clarica advisers and to actively market CI's extensive lineup of highly rated funds. In addition, CI continues to look for opportunities to grow its business despite the uncertain markets and to take action to increase shareholder value, including exploring means to return cash to investors on a more tax-advantaged basis.

Free cash flow is expected to continue to significantly exceed CI's requirements for funding new sales in the foreseeable future, resulting in surplus funds being available to repurchase shares under CI's normal course issuer bid (expected to be renewed at the end of fiscal 2003), for dividends and to meet any cash requirements under CI's Employee Incentive Stock Option Plan where an employee elects to receive cash (as discussed below). The Board of Directors declared a quarterly cash dividend of $0.08 per common share payable on June 13, 2003, to shareholders of record on June 1, 2003.

On April 9, 2003, the Board of Directors approved an amendment to CI's Employee Incentive Stock Option Plan that will allow optionees to elect to receive cash from the Company rather than purchasing optioned shares that would be sold into the open market. The amendment will apply to all future option grants and to the existing 11,764,922 options outstanding at April 9, 2003, representing 5.0% of total shares outstanding.

At April 9, 2003, the potential cash payment on all outstanding options was $37.8 million of which $36.0 million was in connection with vested options. Under accounting rules for options with a cash settlement election, the potential cash payment will be accrued as an expense over the vesting period of the option, adjusted for any actual payments made. As a result, based on current prices, CI will record an expense related to current options of $36.0 million in its fourth quarter of fiscal 2003 and future expenses or recoveries, depending on the price of CI shares and the vesting of outstanding options. The expense is deductible for tax purposes at the time of payment.



William T. Holland
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the three months ended February 28, (unaudited)

	2003	2002
	$	$
REVENUE *[note 1 (c)]*		
Management fees	**133,818,906**	93,892,376
Administration fees and other income	**4,642,088**	5,550,094
Redemption fees	**12,267,682**	9,825,568
Performance fees	**52,660**	16,588
Gain (loss) on sale of marketable securities	**(1,132,545)**	214,758
	149,648,791	109,499,384
EXPENSES		
Selling, general and administrative	**29,604,179**	20,634,034
Less: expenses recovered from funds *[note 1(c)]*	**24,066,068**	16,313,289
Net selling, general and administrative	**5,538,111**	4,320,745
Investment adviser fees	**13,000,984**	9,199,418
Trailer fees	**39,331,867**	24,105,784
Distribution fees to limited partnerships	**1,569,621**	2,449,491
Amortization of deferred sales commissions	**46,048,900**	50,956,681
Interest on long-term debt	**1,364,344**	647,916
Adjustment to marketable securities	**7,500,000**	—
Other	**2,693,209**	2,808,685
	117,047,036	94,488,720
Minority interest	**1,090,913**	1,320,288
Income before income taxes and amortization of goodwill	**31,510,842**	13,690,376
Provision for income taxes		
Current	**22,220,697**	10,975,184
Future	**(12,398,443)**	(6,534,394)
	9,822,254	4,440,790
Income before amortization of goodwill	**21,688,588**	9,249,586
Amortization of goodwill *[note 1 (b)]*	**—**	24,567,611
Net income (loss) for the period	**21,688,588**	(15,318,025)

	2003	2002
	$	$
Net income (loss) for the period	**21,688,588**	(15,318,025)
Deficit, beginning of period	**(295,225,443)**	(135,300,132)
Cost of shares repurchased in excess of stated value *[note 3]*	**(8,714,701)**	(32,872,561)
Dividends declared	**(18,738,401)**	(1,757,784)
Deficit, end of period	**(300,989,957)**	(185,248,502)
Earnings per share before amortization of goodwill	**0.09**	0.05
Diluted earnings per share before amortization of goodwill *[note 3 (d)]*	**0.09**	0.05
Earnings (loss) per share	**0.09**	(0.09)
Diluted earnings (loss) per share *[note 3 (d)]*	**0.09**	(0.09)

(see accompanying notes)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the nine months ended February 28, (unaudited)

	2003	2002
	$	$
REVENUE *[note 1 (c)]*		
Management fees	**380,147,794**	286,429,393
Administration fees and other income	**17,398,941**	16,459,475
Redemption fees	**38,577,542**	29,971,749
Performance fees	**104,750**	1,114,232
Gain (loss) on sale of marketable securities	**(3,722,363)**	331,447
	432,506,664	334,306,296
EXPENSES		
Selling, general and administrative	**83,809,290**	60,046,536
Less: expenses recovered from funds *[note 1(c)]*	**68,244,650**	47,317,661
Net selling, general and administrative	**15,564,640**	12,728,875
Investment adviser fees	**37,906,433**	29,916,603
Trailer fees	**111,142,127**	72,824,933
Distribution fees to limited partnerships	**5,352,514**	8,106,931
Amortization of deferred sales commissions	**143,666,549**	152,151,278
Interest on long-term debt	**4,049,419**	2,579,100
Adjustment to marketable securities	**7,500,000**	—
Other	**8,902,815**	8,389,143
	334,084,497	286,696,863
Minority interest	**3,426,738**	4,045,113
Income before income taxes and amortization of goodwill	**94,995,429**	43,564,320
Provision for income taxes		
Current	**71,151,722**	28,465,311
Future	**(36,795,647)**	(11,961,039)
	34,356,075	16,504,272
Income before amortization of goodwill	**60,639,354**	27,060,048
Amortization of goodwill *[note 1 (b)]*	**—**	73,702,833
Net income (loss) for the period	**60,639,354**	(46,642,785)

	2003	2002
	$	$
Net income (loss) for the period	**60,639,354**	(46,642,785)
Deficit, beginning of period	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value *[note 3]*	**(78,969,270)**	(87,532,928)
Dividends declared	**(45,970,448)**	(5,372,979)
Deficit, end of period	**(300,989,957)**	(185,248,502)
Earnings per share before amortization of goodwill	**0.27**	0.15
Diluted earnings per share before amortization of goodwill *[note 3 (d)]*	**0.27**	0.15
Earnings (loss) per share	**0.27**	(0.26)
Diluted earnings (loss) per share *[note 3 (d)]*	**0.27**	(0.26)

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended February 28, (unaudited)

	2003 $	2002 $
OPERATING ACTIVITIES		
Net income (loss)	**21,688,588**	(15,318,025)
Add (deduct) items not involving cash		
Depreciation and amortization	**531,718**	24,989,600
Future income taxes	**(12,398,443)**	(6,534,394)
Amortization of deferred sales commissions	**46,048,900**	50,956,681
(Gain) loss on sale of marketable securities	**1,132,545**	(214,758)
Adjustment to marketable securities	**7,500,000**	—
Minority interest	**1,090,913**	1,320,288
	65,594,221	55,199,392
Net change in non-cash working capital balances related to operations	**(18,044,300)**	18,165,527
Cash provided by operating activities	**47,549,921**	73,364,919
INVESTING ACTIVITIES		
Additions to capital assets	**(78,334)**	(108,036)
Purchase of marketable securities	**(1,008,960)**	(29,387,056)
Proceeds on sale of marketable securities	**9,639,989**	9,764,031
Sales commissions	**(23,889,152)**	(25,775,159)
Cash used in investing activities	**(15,336,457)**	(45,506,220)

	2003 $	2002 $
FINANCING ACTIVITIES		
Long-term debt	**(7,500,000)**	10,000,000
Repurchase of share capital	**(14,448,242)**	(38,340,513)
Issuance of share capital	**6,536,881**	1,678,067
Distributions to minority interest	**(2,114,815)**	(1,108,307)
Dividends paid to shareholders	**(18,738,401)**	(1,757,784)
Cash used in financing activities	**(36,264,577)**	(29,528,537)
Net decrease in cash during the period	**(4,051,113)**	(1,669,838)
Cash, beginning of period	**5,194,986**	4,424,999
Cash, end of period	**1,143,873**	2,755,161
Operating cash flow per share	**0.28**	0.31
Diluted operating cash flow per share *[note 3 (d)]*	**0.27**	0.30

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended February 28, (unaudited)

	2003 $	2002 $
OPERATING ACTIVITIES		
Net income (loss)	**60,639,354**	(46,642,785)
Add (deduct) items not involving cash		
Depreciation and amortization	**1,568,813**	75,195,400
Future income taxes	**(36,795,647)**	(11,961,039)
Amortization of deferred sales commissions	**143,666,549**	152,151,278
(Gain) loss on sale of marketable securities	**3,722,363**	(331,447)
Adjustment to marketable securities	**7,500,000**	—
Minority interest	**3,426,738**	4,045,113
	183,728,170	172,456,520
Net change in non-cash working capital balances related to operations	**(70,738,295)**	21,296,920
Cash provided by operating activities	**112,989,875**	193,753,440
INVESTING ACTIVITIES		
Additions to capital assets	**(219,047)**	(612,465)
Purchase of marketable securities	**(53,693,958)**	(58,348,491)
Proceeds on sale of marketable securities	**40,403,824**	21,369,424
Sales commissions	**(54,722,458)**	(71,396,603)
Dispositions of other assets	**—**	1,146,423
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs *[note 2]*	**9,743,775**	—
Cash used in investing activities	**(58,487,864)**	(107,841,712)

	2003 $	2002 $
FINANCING ACTIVITIES		
Long-term debt	**84,500,000**	25,000,000
Repurchase of share capital	**(99,413,295)**	(102,749,614)
Issuance of share capital	**8,046,471**	4,351,539
Distributions to minority interest	**(3,629,079)**	(4,426,074)
Dividends paid to shareholders	**(45,970,448)**	(5,372,979)
Cash used in financing activities	**(56,466,351)**	(83,197,128)
Net increase (decrease) in cash during the period	**(1,964,340)**	2,714,600
Cash, beginning of period	**3,108,213**	40,561
Cash, end of period	**1,143,873**	2,755,161
Operating cash flow per share	**0.83**	0.97
Diluted operating cash flow per share *[note 3 (d)]*	**0.81**	0.94

(see accompanying notes)

CONSOLIDATED BALANCE SHEETS

	As at February 28, 2003 (unaudited) $	As at May 31, 2002 $
ASSETS		
Current		
Cash	**1,143,873**	3,108,213
Marketable securities	**44,924,474**	42,437,124
Accounts receivable and prepaid expenses	**48,822,425**	16,959,402
Income taxes receivable	**1,806,164**	—
Total current assets	**96,696,936**	62,504,739
Capital assets	**5,221,299**	2,627,477
Deferred sales commissions, net of accumulated amortization of $336,272,466 (May 31, 2002 - $323,507,788)	**170,311,535**	221,892,159
Fund management contracts	**432,581,803**	—
Goodwill *[note 1 (b)]*	**254,716,153**	—
Other assets	**2,967,165**	3,717,211
	962,494,891	290,741,586

	As at February 28, 2003 (unaudited) $	As at May 31, 2002 $
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**41,523,570**	32,486,690
Income taxes payable	—	36,520,643
Total current liabilities	**41,523,570**	69,007,333
Deferred lease inducements	**3,337,915**	1,656,425
Long-term debt	**167,000,000**	82,500,000
Future income taxes	**115,963,355**	77,643,569
Total liabilities	**327,824,840**	230,807,327
Minority interest	**2,971,748**	3,174,090
Shareholders' equity		
Share capital *[note 3]*	**932,688,260**	293,449,762
Deficit	**(300,989,957)**	(236,689,593)
Total shareholders' equity	**631,698,303**	56,760,169
	962,494,891	290,741,586

(see accompanying notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003 and 2002

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in CI Fund Management Inc.'s May 31, 2002 audited annual consolidated financial statements except for the following:

a) Effective June 1, 2002, CI adopted new accounting recommendations for Stock-Based Compensation on a prospective basis. This change in accounting policy had no effect on the financial statements for the three and nine month periods ending February 28, 2003 as no options were granted during the periods.

b) Effective June 1, 2002, CI adopted new accounting recommendations for Goodwill and Other Intangible Assets on a prospective basis. These recommendations require that intangible assets with an indefinite life and goodwill not be amortized. If goodwill had not been amortized in 2001, net loss for the three and nine months ended February 28, 2002 would have been reduced by the amortization expense of $24,567,611 and $73,702,833, respectively.

Fund management contracts acquired pursuant to the acquisition on July 25, 2002 (note 2) have been determined to have an indefinite life and therefore the related intangible asset is not subject to amortization.

The recommendations require that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis.

c) Effective June 1, 2002, CI has disclosed expenses recovered from funds as a reduction of selling, general and administrative expenses ("SG&A"). In prior fiscal years, expenses recovered from funds were reported as revenue in the consolidated financial statements. CI has changed its accounting policy in order to enhance presentation of total SG&A, the portion of total SG&A recovered from funds, and SG&A net of expenses recovered from funds. This change in accounting policy, which has been applied retroactively with restatement of comparative financial information, had no effect on net income (loss) for the periods ended February 28, 2003 and 2002, or on shareholders' equity for the periods then ended.

These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual consolidated financial statements for the year ended May 31, 2002.

2. ACQUISITION OF SPECTRUM INVESTMENT MANAGEMENT LIMITED AND CLARICA DIVERSICO LTD.

On July 25, 2002, CI acquired all of the outstanding shares of Spectrum Investment Management Limited ["Spectrum"], the mutual fund management subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ["Diversico"], the mutual fund management subsidiary of Clarica Life Insurance Company. The acquisition was accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	10,132,812
Deferred sales commissions	37,363,468
Fund management contracts	432,581,803
Other assets	8,760,544
Future income taxes	(75,115,432)
Other liabilities	(16,414,258)
Goodwill on acquisition	254,716,153
	652,025,090

Details of the consideration given, at fair value, are as follows:

	$
Shares [71,217,055 common shares]	651,636,053
Transaction costs	389,037
	652,025,090

The common shares of CI issued as consideration were valued at $9.15, the weighted average price for July 24, 2002.

The goodwill on acquisition is not deductible for income tax purposes.

Immediately following the acquisition, Spectrum and Diversico were amalgamated into CI Mutual Funds Inc.

3. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares	Amount $
May 31, 2002	170,785,428	293,449,762
Issuance of share capital *[note 2]*	71,217,055	651,636,053
Exercise of stock options	361,000	1,306,814
Share repurchase	(7,900,700)	(13,585,479)
August 31, 2002	234,462,783	932,807,150
Exercise of stock options	50,000	202,776
Share repurchase	(282,772)	(1,125,005)
November 30, 2002	234,230,011	931,884,921
Exercise of stock options	1,697,318	6,536,881
Share repurchase	(1,441,300)	(5,733,542)
February 28, 2003	234,486,029	932,688,260

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options	Weighted average exercise price $
May 31, 2002	12,720,200	6.72
Options exercised	(361,000)	3.62
Options cancelled	(65,000)	10.32
August 31, 2002	12,294,200	6.79
Options exercised	(50,000)	4.06
Options cancelled	—	—
November 30, 2002	12,244,200	6.80
Options exercised	(1,697,318)	3.85
Options cancelled	(20,000)	11.64
February 28, 2003	10,526,882	7.27

Options outstanding and exercisable as at February 28, 2003 are as follows:

Range of exercise price $	Number outstanding	Number exercisable	Weighted average exercise price $
1.34 to 3.00	120,000	120,000	2.94
3.01 to 4.00	2,258,500	2,258,500	3.88
4.01 to 5.00	3,962,082	2,106,041	4.67
5.01 to 10.00	72,000	36,000	7.78
10.01 to 15.65	4,114,300	376,350	11.75
1.34 to 15.65	10,526,882	4,896,891	7.27

c) Under a normal course issuer bid, CI repurchased to February 28, 2003, 9,624,772 common shares at an average price of $10.33 per share for total consideration of $99,413,295.

d) The weighted average number of shares outstanding for the nine month periods ended February 28 were:

	2003	2002
Basic	221,621,053	177,167,886
Diluted	226,040,952	183,493,940

The weighted average number of shares outstanding for the three month periods ended February 28 were:

	2003	2002
Basic	234,541,541	175,010,240
Diluted	238,709,245	181,410,289

The maximum number of shares that would be outstanding at February 28, 2003 if all options outstanding could have and had been exercised at this date would be 245,012,911 common shares.

e) On April 9, 2003, the Board of Directors declared a cash dividend of $0.08 per share payable on June 13, 2003 to shareholders of record on June 1, 2003.

4. SUBSEQUENT EVENT

On April 9, 2003, the Board of Directors approved an amendment to CI's Employee Incentive Stock Option Plan which introduces a cash settlement alternative to be included both in existing options and in options to be granted in the future. Consequently, CI will recognize a liability and compensation expense in future periods based upon the intrinsic value of the existing options and the proportion of their vesting periods that have elapsed. Based on a market price of $10.68 per common share on April 9, 2003, the compensation expense and liability in the fourth quarter will amount to approximately $36 million, with a corresponding future income tax recovery and asset being recognized of approximately $13 million.


CI Funds

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